UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                             Commission File Number  33-84924-11

TRUST CREATED BY SALOMON BROTHERS MORTGAGE SECURITIES VII, INC. (under a Pooling and Servicing Agreement dated as of February 1, 1996, which Trust is the issuer of Commercial Pass-Through Certificates, Series 1996-C1)
________________________________________________________________________________
        (Exact name of the registrant as specified in its charter)

LaSalle National Bank, Trustee, 135 South LaSalle Street,
Suite 200, Chicago, IL 60674,
Attn: Asset-Backed Securities Trust Services Group,
Salomon Brothers Mortgage Securities VII, Inc., Mortgage
Pass-Through Certificates, Series 1996-C1                         (800) 246-5761
________________________________________________________________________________
        (Address, including zip code, and telephone

Commercial Mortgage Pass-Through Certificates, Series 1996-C1
________________________________________________________________________________
 (Title of each class of securities covered by this Form)

________________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(l)(i)  ____    Rule 12h-3(b)(l)(i)  ____
         Rule 12g-4(a)(l)(ii) ____    Rule 12h-3(b)(l)(ii) ____
         Rule 12g-4(a)(2)(i)  ____    Rule 12h-3(b)(2)(i)  ____
         Rule 12g-4(a)(2)(ii) ____    Rule 12h-3(b)(2)(ii) ____
                                      Rule 15D-6           __X_

     Approximate number of holders of record as of the
certification or notice date:   less than 50

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 31, 1997      By:  MIDLAND LOAN SERVICES, L.P., not in
                                 its individual capacity, but solely
                                 as a duly authorized agent of the
                                 Registrant pursuant to Section 3.19
                                 of the Pooling and Servicing
                                 Agreement, dated February 1, 1996

                            By:  Midland Data Systems, Inc., its General Partner

                                 By: /s/ Lawrence D. Ashley
                                     Name: Lawrence D. Ashley
                                     Title: Director of MBS Programs

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.